April 22, 2005

Mail Stop 0306

John T. Kilcoyne
President and Chief Executive Officer
Micrus Corporation
610 Palomar Avenue
Sunnyvale, CA 94085

Re:	Micrus Corporation
	Amendment No. 1 to Registration Statement on Form S-1
      Filed April 13, 2005
      File No. 333-123154

Dear Mr. Kilcoyne:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary - Page 1
1. We note your response to prior comment 4. Please disclose an estimate of your market share percentage.






Management`s Discussion and Analysis of Financial Condition and
Results of Operations - Page 33

Critical Accounting Policies and Estimates - Page 42

Stock-based Compensation - Page 43
2. We see your disclosure that you made a determination of the fair value of your common stock based upon a valuation of common stock made as of March 31, 2004 and December 31, 2004 by an independent valuation of your common stock as of March 31, 2003 and December 31,
2004. However, it appears that your independent valuation of common stock was made as of March 31, 2004 and December 31, 2004. Please revise your filing to accurately reflect the date that you obtained an independent valuation.

Quantitative and Qualitative Disclosures Regarding Market Risk -
Page
44
3. We see your response to our prior comment no. 20. We also see that you quantified the hypothetical decline in the value of a foreign currency versus the U.S. Dollar. We also see your disclosure that your marketable securities are subject to interest rate risk and your financial statements could be adversely impacted due to movements in interest rates. If reasonably possible that interest rate fluctuations could materially adversely impact your financial statements, please revise this filing to expand your discussion to include quantitative information for your interest rate risk for these securities and cash and cash equivalents in accordance with one of the three alternatives outlined in Item 305 of Regulation S-K.

Business - Page 47

Micrus Strategy - Page 50
4. We note your response to prior comment 27 and the additional disclosure on page 50. Please provide us with a copy of the cited First Union Securities report, clearly marking the relevant sections.

Government Regulation - Page 60
5. We note your response to prior comment 34 and the additional disclosure on page 62. Please provide a brief description of the new
"primary distributor" system and explain how this system differs from the ICC system.


Executive Compensation - Page 73

Employment and Severance Agreements - Page 75
6. Please file as an exhibit to the registration statement your employment agreement with Mr. Colloton.

Principal Stockholders - Page 82
7. We note your response to prior comment 53. Please identify in the prospectus by name the individuals who have or share voting and/or investment control over the shares owned by each of the entities listed in the table.

Underwriting - Page 96
Directed Share Program - Page 98
8. We note your response to prior comment 56. Please provide us with copies of the written materials that will be distributed in connection with the directed share program.

Notes to Consolidated Financial Statements - Page F-8

Note 11.  Stock Option Plan - Page F-25
9. We see your response to our prior comment no. 65. Revise your disclosure to indicate that the options currently disclosed as canceled were actually options that expired during the reporting periods presented.
10. We see your response to our prior comment no. 66. It appears that you make reference to independent valuations throughout the filing. Since you make such reference you are required to identify the referenced parties under "Experts" and include their consent in the registration statement. As an alternative, you should consider deleting the reference and attributing the ultimate responsibility of performing the assessment to management. In this case, you should clearly disclose the method of determining the fair value of your common stock.
11. We read your response to our prior comment No. 67 and are still in the process of evaluating your response. After we see your disclosures of the initial public offering price information, we will be in a position to resolve this comment.


Note 14.  Subsequent Event - Page F-30
12. We note your response to our prior comment no. 69. As previously requested, please tell us supplementally and revise this filing to indicate how you are going to account for and present these instruments in your financial statements.
Item 16.  Exhibits and Financial Statements - Page II-2
13. Please file an English translation of Exhibit 10.6.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Tara Harkins at (202) 824-5496 or Jay Webb at
(202) 942-1812 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 824-5082 or me at (202) 942-1880 with any other questions.

      Sincerely,



							Peggy A. Fisher
							Assistant Director

cc (via fax): Glen R. Van Ligten, Esq., Orrick, Herrington &
Sutcliffe LLP  650.614.7401

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John T. Kilcoyne
Micrus Corporation
April 22, 2005
Page 1